United States securities and exchange commission logo





                              June 13, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Horizen Trust (ZEN)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Horizen
Trust (ZEN)
                                                            Registration
Statement on Form 10
                                                            Filed May 5, 2022
                                                            File No. 000-56435

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Exhibit 99.1

       General

   1. Please disclose as of a recent date the percentage of the total circulating supply of ZEN held by the Trust and
discuss any material risks associated with the size of the Trust's position. Please also
discuss whether this percentage ownership will allow the Trust or the Sponsor to
participate in or otherwise influence the development of the Horizon
                                                        Network.
   2. Please provide us with your analysis that ZEN is not a security under Section 2(a)(1) of the Securities Act.
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Horizen Trust (ZEN)
Comapany
June       NameGrayscale Horizen Trust (ZEN)
     13, 2022
June 13,
Page 2 2022 Page 2
FirstName LastName
Overview
The Trust and the Shares, page 4

3. Please summarize here Horizen's selective privacy-preserving features. In addition, please revise here to include quantitative disclosure comparing the speed of the Horizen
         Network's block production with the speed of the Bitcoin Network's block production.
         Also disclose here that ZEN was the 116th largest crypto asset by market capitalization as of December 31, 2021 as tracked by CoinMarketCap.com. In this regard, we note your disclosure on page 24.
4. Please revise to include a discussion of the fact that ZEN has seen limited use and acceptance by the market for its primary purpose, and expand the first complete risk factor on page 14 to describe more fully the limited use and acceptance of ZEN for its primary purpose. In this regard, we note your disclosure on page 57.
Summary of Risk Factors, page 9

5. Please revise to expand the last bullet point on page 9 to state that the Horizen Network has been the target of double-spend attacks by an actor or actors that obtained control of more than 50% of the processing power on the Horizen Network.
Risk Factors
Risk Factors Related to Digital Assets
Digital asset networks face significant scaling challenges , page 15

6. Please provide quantitative disclosure that compares the transactions per second of the
         Horizen Network with the Bitcoin Network.
If the digital asset award for mining blocks and transaction fees, page 16

7. Please discuss here or in a new risk factor how the rate of ZEN creation, which is halved every four years, and how the block reward, which is distributed such that 60% is distributed to miners, 10% to Secure Nodes, 10% to Super Nodes and 20% to the
         Foundation, could impact transaction fees or transaction times, or tell us why you believe this is not necessary.
A temporary or permanent "fork" could adversely affect the value of the Shares, page 17

8. Please expand this risk factor to address Horizen's hard fork from Zclassic, including disclosure of the price of Zclassic both before and after the fork, and Zclassic's hard fork from Zcash, including disclosure of the price of Zcash both before and after the fork.
The cryptography used to enhance the privacy of transactions, page 20

9. Please expand your discussion of the potential risks associated with Horizen's privacy features being misused for money laundering or other illicit purposes and the effect that
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Horizen Trust (ZEN)
Comapany
June       NameGrayscale Horizen Trust (ZEN)
     13, 2022
June 13,
Page 3 2022 Page 3
FirstName LastName
         such activities could have on the value of Horizen and therefore on the Trust's shares to include disclosure addressing potential criminal or civil suits or the removal of
         Horizen from crypto asset exchanges.
Competition from the emergence or growth of other digital assets, page 24

10. We note your disclosure on page 24 that ZEN is currently supported by fewer "regulated exchanges" than crypto assets such as Bitcoin and Ether. Please clarify what you mean by
         "regulated exchanges."
Risk Factors Related to the Trust and the Shares
The Trust Agreement includes provisions that limit shareholders' voting rights, page 32

11. We note your disclosure on page 32 that the derivative actions provision in the Trust
         Agreement does not apply to claims under the federal securities laws and the rules and regulations thereunder, but Section 7.4 of your Trust Agreement in
Exhibit 4.1 is silent as
         to whether the provision applies to claims under the Securities Act or Exchange Act.
         Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. The Sponsor is solely responsible for determining the value of the Digital Asset Holdings, page
33

12. We note your disclosure on page 54 that the Reference Rate Provider and the Sponsor entered into the Reference Rate License Agreement and that the Sponsor terminated its agreement with the Index Provider. If material, please disclose how the use of the
         Reference Rate Price impacted the Trust and investors as compared to the methodology used under the prior agreement.
Risk Factors Related to the Regulation of the Trust and the Shares
A determination that ZEN or any other digital asset is a "security", page 35

13. We note your disclosure on page 36 that the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve and your disclosure on page 36 that the Sponsor acknowledges that ZEN may in the future be found by the SEC or a federal court to be a security notwithstanding
the Sponsor   s
         conclusion that ZEN is not a security. Please revise to clarify that ZEN, based on the relevant facts as they exist today, may be a security under the federal securities laws.
14.      We note your disclosure on page 37 regarding the impact of the SEC   s
complaint against
         the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws but were not. Please
         expand your discussion of the impact of the SEC   s action against the
promoters of XRP to
         disclose that the Sponsor subsequently terminated and liquidated the Grayscale XRP Trust
         (XRP).
 Michael Sonnenshein
Grayscale Horizen Trust (ZEN)
June 13, 2022
Page 4
Regulatory changes or actions in foreign jurisdictions, page 38

15. We note your disclosure on page 38 that "[f]oreign laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in . . .
         Russia . . ., or otherwise negatively affect the value of ZEN." Please disclose whether
         Russia's invasion of Ukraine has impacted the value of ZEN or the trading volume of
         ZEN.
Overview of Horizen
Introduction to ZEN and the Horizen Network, page 47

16. Please revise your disclosure here to describe the material distinctions between
         ZEN, Zclassic and Zcash as we note that they all use zk-SNARKs. ZEN Value, page 51

17. Please provide additional detail regarding the determination of the Reference Rate Price, including a discussion of the method of weighting, any adjustments made to the price, how the Reference Rate Provider evaluates the methodology or any ability either the
         Reference Rate Provider or the Sponsor may have to change the methodology. Please provide an illustrative example of how the Reference Rate Price is calculated.
18. We note your disclosure on page 54 that the Sponsor entered into the Reference Rate
         License Agreement with the Reference Rate Provider on February 1, 2022 and terminated the license agreement between the Sponsor and the Index Provider. To the extent that the quantitative disclosure throughout regarding the Sponsor's calculation of the Trust's
         Digital Asset Holdings are based upon the Index Price, please explain the material differences between how the Index Price under the previous index license agreement was calculated and how the Reference Rate Price under the Reference Rate License
         Agreement is calculated, and please explain the rationale for changing from the Index
         Price to the Reference Rate Price. In addition, please define the term Index Provider.
19. Please disclose whether the Reference Rate Provider is obligated under the terms of the
       Reference Rate License Agreement to inform the Sponsor of changes to the calculation of the Reference Rate Price, including changes to the Constituent Exchanges. Please disclose whether and how the Sponsor will inform investors of any (or any material) changes to the calculation methodology of the Reference Rate Price.
FirstName LastNameMichael Sonnenshein
20. Please tell us whether the Reference Rate Price methodology is publicly available to
Comapany    NameGrayscale
       investors. Please alsoHorizen
                              confirmTrust  (ZEN)
                                      that you have provided a materially
complete description of
       the2022
June 13,   Reference
               Page 4 Rate Price methodology.
FirstName LastName
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Horizen Trust (ZEN)
Comapany
June       NameGrayscale Horizen Trust (ZEN)
     13, 2022
June 13,
Page 5 2022 Page 5
FirstName LastName
Overview of Horizen
Forms of Attack Against the Horizen Network, page 55

21. We note your description on pages 55 and 56 of a counterfeiting vulnerability, initially discovered in Zcash, which would have, if discovered, allowed a third party to mint fake ZEN. Given that the process of creating additional ZEN involves user verification on a blockchain, please describe further the means by which ZEN could be counterfeited.
Market Participants, page 56

22. We note your disclosure that the Trust is not a Regular Node, Secure Node or Super Node
         and that it "has no intention of setting up its own Secure Node or Super Node to take advantage of the block rewards provided to these nodes at this time." Please disclose whether the Trust intends to set up a Regular Node on the Horizen Network.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Related Party Transactions, page 63

23. We note your disclosure regarding a receivable recorded in September 2021 as a result of 16,375.40469036 ZEN not delivered by the Authorized Participant in exchange for shares in the Trust. Please describe here or elsewhere in the document the impact on the
         Trust's financial performance, including its share price, Net Asset Value or Digital Asset
         Holdings per share from the non-delivery of ZEN.
Principal Shareholders, page 88

24. We note your disclosure that as of April 28, 2022, 52.43% of the Trust was held by two persons, Digital Currency Group, Inc. and Barry E. Silbert, its Chief Executive Officer.
         Please include risk factor disclosure of the risks that the interests of the Trust's majority owners may conflict with those of other shareholders, particularly given the roles that their related parties have in the operation and valuation of the Trust and the fees that they receive from such activities.
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Horizen Trust (ZEN)
Comapany
June       NameGrayscale Horizen Trust (ZEN)
     13, 2022
June 13,
Page 6 2022 Page 6
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Sonia Bednarowski at
202-551-3666 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance